Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

November 29, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Era Anagnosti
Legal Branch Chief
Office of Financial Services

Re:	Porter Bancorp, Inc.
Request for Acceleration of Effectiveness
Registration Statement on Form S-1 (File No. 333-221646)

Dear Ms. Anagnosti:

In accordance with Rule 461 under the Securities Act of 1933, Porter Bancorp, Inc. (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 to 4:00 p.m., Eastern Time, on Tuesday, December 5, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges, at the time of this request, that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Alan K. MacDonald of Frost Brown Todd LLC at (502) 568-0277.

Sincerely,

PORTER BANCORP, INC.

By:	/s/ Phillip W. Barnhouse
Phillip W. Barnhouse
Chief Financial Officer